CONSULTING AGREEMENT

This Consulting Agreement (this “Agreement”) is entered into as of the 2nd day of March, 2020 between Juva Life, Inc., a California corporation (Company) and Model 4771, LLC  (“Consultant”).

In consideration of the mutual covenants set forth below, Company and Consultant agree as follows:

1. Term; Services; Records and Materials; Compensation.

(a) Term.  The initial term of this Agreement is ninety (90) days beginning as of date executed, and will renew for additional terms only upon agreement by both parties.

(b) Services.  Consultant will provide to Company the services described in Exhibit A attached hereto and as may be amended or modified from time to time as agreed to in writing by Consultant and Company (collectively, “Services”).  Consultant will perform all such Services in a timely and professional manner and in compliance with all applicable federal, state and local laws and regulations.

(c) Compensation.  As consideration for the Services to be provided by Consultant and other obligations, the Company shall compensate Consultant as specified in Exhibit B.  Consultant shall be reimbursed for reasonable travel and other out-of-pocket expenses incurred by Consultant at the request of the Company in connection with the Services; provided that Consultant provides the Company with receipts for such expenses and obtains prior approval of the Company for any expenses in excess of $250, individually or in the aggregate.

2. Protected Information.

(a) Definition.  For purposes of this Agreement, “Protected Information” means:  (i) all proprietary information of Company, whether oral or in writing or in any other medium, relating to the management, operations, products, data and inventions of the Company and its affiliated and related companies, if any; (ii) all information marked or designated by Company as confidential; (iii) all information, whether or not in written or other tangible form and whether or not designated as confidential, which is treated by Company as confidential; and (iv) all information provided to Company by third parties which Company is obligated to keep confidential.  Without limiting the foregoing, Protected Information includes patents, patent applications, inventions (whether or not patentable), discoveries, trade secrets, copyrights, trademarks, information related to or underlying such intellectual property rights and other proprietary information, know-how, ideas, drawings, specifications, data including clinical and preclinical data, techniques, models, designs, formulations, ingredients, samples, processes, testing procedures, computer programs, documentation, processing and control information, research plans and results, experimental work, product data, manuals, supplier lists, purchase and sales records, customer lists, marketing plans, product pricing information, financial information, that (i) the Company owns or has any rights in or (ii) arises out of Consultant’s performance of Services, including, but not limited to, any Developments and all information relating to Consultant’s analysis of the Protected Information.

Notwithstanding the previous paragraph, Protected Information excludes any information that (i) is or becomes part of the public domain through no act or failure to act on the part of Consultant; (ii) is furnished to Consultant by a third party without restriction on disclosure, where such third party obtained such information and the right to disclose it to the receiving party without violation of any rights which Company may have in such information; or (iii) has been independently developed by Consultant (as evidenced by Consultant’s written records) before or after the date of this Agreement without any use of Protected Information or violation of any rights which Company may have in such information. In any dispute between the parties with respect to the exclusions in this paragraph, the burden of proof is on Consultant and such proof must be established by clear and convincing evidence.

(b) Consultant’s  Obligation’s .  Consultant must:

(i)  not disclose Protected Information, directly or indirectly, to any third person without the Company’s express prior written consent;

(ii)  not use any Protected Information for any purpose other than for the purposes of performing Services hereunder;

(iii)  hold and maintain Protected Information in trust and confidence for the benefit of Company;

(iv)  not copy, transmit, reproduce, summarize, quote or make any commercial or other use of any Protected Information except for the purposes of performing Services hereunder;

(v)  inform all persons having access to Protected Information of the confidential nature thereof and of Consultant’s obligations hereunder; and

(vi)  take reasonable security precautions and such other actions as may be necessary, and exercise the same degree of care as Recipient accords to Recipient’s own similar Protected Information, but under no circumstances less than reasonable care, to insure that there is no use or disclosure of Protected Information in violation of this Agreement.

Consultant also acknowledges that, in accordance with applicable Canadian securities and corporate legislation, the Consultant may be considered an “insider” of or an individual in a special relationship with the Company and, to the extent Protected Information constitutes a material fact or material change that has not been generally disclosed (“Material Information”), the Consultant shall not (i) buy or sell securities of the Company with Material Information; (ii) inform another person or company, other than in the necessary course of business, of Material Information; and (iii) recommend or encourage another person or company to buy or sell securities of the Company with Material Information, other than in the necessary course of business. Examples of Material Information include, but are not limited to, the following: changes in corporate structure, changes in capital structure, changes in financial results, changes in business and operations, acquisitions and dispositions, changes in credit arrangements, etc. Material Information is considered Protected Information until it has been generally disclosed to the public.  In addition, Consultant acknowledges by accepting Protected Information from Company, Consultant voluntarily accepts the risk that Consultant will thereby be precluded from trading in Company’s securities with third persons for an indefinite period of time.  Consultant further expressly agrees (v) to consult with Company before buying or selling any Company securities, to evaluate whether any disclosed Protected Information still constitutes Material Information; (vi) not to, while in possession of any Protected Information which is still Material Information, directly or indirectly buy or sell any securities of Company in a transaction with anyone who does not also possess such information; and (vii) in addition, to avoid some disputes and to provide further safety for Company, not to (under any circumstances whatever), within ninety (90) days after last receiving any Protected Information, directly or indirectly buy or sell any securities of Company in a transaction with any third person. Item (vii) of this Section 2(b) shall not apply after the time all such last disclosed Protected Information was or has become (through no improper action or inaction by Consultant or any affiliate, agent, consultant or employee of Consultant) generally available or known to the public.

(c) Company Property. All Protected Information remains the sole property of Company.  Upon the termination of this Agreement or at any other time requested by Company, Consultant will promptly return and deliver to Company (i) all Protected Information, and (ii) all other information (whether or not Protected Information) made available by Company to Consultant.  Consultant will also return to Company any copies of such items or materials on termination.

(d) No Rights.  Nothing contained in this Agreement can be construed as granting to or conferring upon Consultant any right, title or license in or to any Protected Information, patent, trademark, copyright or any other intellectual property that Company now or subsequently owns or has rights in.

3. Work Product.

(a) Developments.  “Developments” means each invention, modification, discovery, design, development, improvement, process, software program, work of authorship, documentation, formula, data, technique, know-how, secret or intellectual property right whatsoever or any interest therein (whether or not patentable or registrable under copyright or similar statutes or subject to analogous protection) that is made, conceived, discovered, or reduced to practice by Consultant (either alone or with others) and that (i) relates to the business of Company or any customer of or supplier to Company or any of the products or services being developed, manufactured or sold by Company or which may be used in relation therewith, (ii) results from the Services performed by Consultant for Company or (iii) results from the use of premises or personal property (whether tangible or intangible) owned, leased or contracted for by
Company.

(b) Ownership.  All Developments and any rights associated therewith are immediately and automatically the sole and absolute property of Company. Consultant will execute all documents necessary to perfect Company’s right, title and interest in such Developments and related rights. Consultant will immediately disclose to Company in writing each such Development and hereby assigns to Company, or to a party(ies) or entity(ies) that Company designates, all right, title and interest that Consultant may have or acquire in each such Development.  Consultant will execute any instruments and do all other things reasonably requested by Company (both during and after the term of this Agreement) in order to vest more fully in Company any and all ownership rights in those items hereby transferred by Consultant to Company.

(c) Work Made for Hire.  Each copyrightable Development authored by Consultant under this Agreement is deemed a “work made for hire” and all right, title and interest therein vests with Company. If any copyrightable Development is not considered to be included in the categories of works covered by the “work made for hire” doctrine, such Development is hereby assigned and transferred completely and exclusively to Company.

(d) Assistance. The Consultant agrees to assist the Company in any reasonable manner to obtain and enforce for the Company’s benefit any patents, copyrights, and other property rights in any and all countries, with respect to any Intellectual Property, and the Consultant agrees to execute, when requested, patent, copyright, or similar applications and assignments to the Company and any other lawful documents deemed necessary by the Company to carry out the purpose of this Agreement with respect thereto. If called upon to render assistance under this paragraph after the term of this Agreement, the Consultant will be entitled to a fair and reasonable fee in addition to reimbursement of authorized expenses incurred at the prior written request of the Company. In the event that the Company is unable for any reason to secure the Consultant’s signature to any document required to apply for or execute any patent, copyright or other applications with respect to any Intellectual Property (including improvements, renewals, extensions, continuations, divisions or continuations-in-part thereof), after a written demand is made therefore upon the Consultant (which shall refer to the provisions of this paragraph), the Consultant hereby irrevocably designates and appoints the Company and its duly authorized officers and agents as the Consultant’s agents and attorneys-in-fact to act for and in the Consultant’s behalf and instead of the Consultant, to execute and file any such application and to do all other lawfully permitted acts to further the prosecution and issuance of patents, copyrights, mask works or other rights thereon with the same legal force and effect as if executed by the Consultant.

4. Non-Solicitation.  Consultant agrees that Consultant shall not use any Protected Information to attempt to negatively influence any of the Company’s clients or customers from purchasing Company products or services or to solicit or influence or attempt to influence any client, customer or other person either directly or indirectly, to direct his or its purchase of products and/or services to any person, firm, corporation, institution or other entity in competition with the business of the Company.

5. No Conflicting Obligations.  Consultant represents that the performance of Services for Company under this Agreement will not conflict with, violate, or result in a breach of, any term of employment, non-disclosure, proprietary information and inventions agreement or any other agreements, understandings or obligations that Consultant may have to any other person or entity, and Consultant further agrees that Consultant will not use in the course of performing Services for, or disclose to, Company any confidential information of any other person or entity without the prior written consent of that person or entity. Consultant will indemnify and hold harmless Company from and against any and all liability, loss, cost, expense, damage, claims or demands for actual or alleged violations of the rights of others by reason of Consultant’s performance of Services under this Agreement or Company’s receipt or use of confidential information wrongfully disclosed by Consultant to Company. In addition, Consultant agrees, during the term of this Agreement, not to enter into or engage in, without Company’s express prior written consent, any employment, consulting or business activity, agreement or arrangement that in any way conflicts with Consultant’s performance of Services on behalf of the Company or which is competitive with the Company, or which would otherwise conflict with, Consultant’s relationship with the Company.  For the avoidance of doubt, the Company acknowledges and agrees that during the term of this Agreement Consultant may perform other employment or consulting services which do not conflict with Consultant’s performance of Services on behalf of the Company, which are not competitive with the Company, or which do not otherwise conflict with Consultant’s relationship with the Company.

For avoidance of doubt, Services that Consultant will provide does NOT include the development of measurement technologies for biological systems or food science.

6. Independent Contractor. Consultant agrees that Consultant is an independent contractor to Company, that Consultant is not by this Agreement constituted or appointed the legal representative or agent of Company, and that Consultant does not have the right or authority to make any representation, warranty, guarantee or commitment or assume, execute or incur any liability or any obligation of any kind, express or implied, against or in the name of or on behalf of Company, whether directly or indirectly.

7. Termination.  Either party may terminate this Agreement with 30 days prior written notice to the other party, or such shorter period as the parties may agree.

8. Miscellaneous.

(a) Notices.  Any notice required or permitted by this Agreement shall be in writing and shall be delivered as follows with notice deemed given as indicated: (a) by personal delivery when delivered personally; (b) by overnight courier upon written verification of receipt; (c) by e-mail upon acknowledgment of receipt of electronic transmission; or (d) by certified or registered mail, return receipt requested, upon verification of receipt. Notice shall be sent to the addresses set forth on the signature page hereto or such other address as either party may specify in writing.

(b) Survival of Certain Provisions.  Consultant’s representations, warranties and the provisions of Sections 1(c), 2, 3, 4, 5 and this Section 8 survive the termination of this Agreement.

(c) Governing Law.  This Agreement is governed by and construed under the laws of the State of California, without regard to principles of conflicts of law.

(d) Assignment.  Due to the personal nature of the Consultant Services to be rendered by the Consultant, the Consultant may not assign its rights and obligations under this Agreement, in whole or in part, without the prior written consent of the Company.  Company may assign this Agreement and its rights and obligations hereunder without such consent (i) in connection with the transfer or sale of all or substantially all of the business of Company to which this Agreement relates, whether by merger, sale of stock, sale of assets or otherwise, or (ii) to any affiliate of Company.  The rights and obligations of the parties under this Agreement will be binding upon and inure to the benefit of the successors and permitted assigns of the parties. Any assignment not in accordance with this Agreement will be void.

(e) Entire Agreement; Amendments.  This Agreement, together with any Appendices attached hereto sets forth the complete and final agreement of the parties with respect to the matters covered, and supersedes and terminates all prior agreements and understandings between the parties, whether oral or written, with respect to the matters covered.  This Agreement may be amended only by a writing signed by the parties.

(f)  Attorneys’  Fees. In the event of any action at law or suit in equity in relation to this Agreement, the prevailing party, in addition to all other sums which the other party may be called upon to pay, is entitled to recover such additional sum for the prevailing party’s attorneys’ fees incurred therein, as the trial court or any appellate court adjudges reasonable in the suit or action.

(g) Severability.  Consultant and Company hereby agree that each provision herein is a separate and independent clause, and the unenforceability of any one clause in no way impairs the enforceability of any of the other clauses. If a final judgment of the highest competent authority holds that one or more of the provisions is unenforceable, the parties intend modification of such provision(s), so as to be enforceable to the maximum extent (i) compatible with applicable law and (ii) consistent with their expressed intent.

(h) Equitable Relief.  Consultant agrees that any breach of this Agreement by Consultant would cause irreparable harm for which Company would not be fully or adequately compensated by recovery of monetary damages. Accordingly, in the event of any such breach or threatened breach, Company is entitled to enforce this Agreement by equitable remedies, including injunction and specific performance, in addition to any other remedy available at law or in equity.

(i) No Obligation to Continue Relationship.  Consultant understands that this Agreement does not create an obligation on Company or any other person or entity to continue any independent contractor relationship with Company.

(Signature Page Follows)

IN WITNESS WHEREOF, the parties have executed this Consulting Agreement as of the date first written above.
JUVA LIFE INC (COMPANY)

By: /s/ Douglas Chloupek
Name: Douglas Chloupek
Title: CEO
Address: 8 N. San Pedro St. #200 San Jose, CA 95110
Phone: 408.667.9727
Email: doug@juvalife.com

CONSULTANT

By: /s/Guy Miller
Name: Guy Miller, MD PhD, CEO
Company: Model 4771, LLC
Address: 18114 Bancroft Avenue Monte Sereno, CA 95030
Phone: 650.644.8870
Email: gm@model4771.com

EXHIBIT A
SERVICES

Consultant has been engaged to advise Company on best scientific practices for medically based research on cannabis and cannabis related products.  Consultant will work in conjunction with Company’s outside medical advisory team, TME, led by Rakesh Patel.  The end objective is to maximize the value of the Company by combining solid science with the potential of cannabis.

Initial strategy (which may be modified after strategy kick off meeting with TME and key Company executives, anticipated March, 2020):

•	Stage 1: Training Set
•	Stage 2: Clinical Evidence
•	Stage 3: Translational Science

Anticipated Deliverables over the next 24 months are:

Chemistry
•	Strategy on “GMP” standardization
•	Tactical plan for production
•	Working with team in implementation

Patients
•	Strategy on patient selection criteria
•	Tactical plan for enrollment
•	Working with team in implementation

Data
•	Strategy on data collection, brand-interface
•	Tactical plan for implementation.
•	Working with team in implementation

EXHIBIT B
COMPENSATION

Consultant shall receive the following compensation:

Cash:
A monthly retainer of $ 15,000, payable as $7,500 per month cash and $7,500 deferred until Company has a cash balance of $50M in the bank or in the event of Company sale or merger.

Stock:
Subject to approval by the Company’s Board of Directors, Consultant shall receive warrants to purchase 10,000,000 shares in the capital of the Company at FMV.  Subject to continued engagement with the Company, such options shall vest quarterly over a four year period.  Warrant term is 10 years.  Exercise period available for 2 years post termination.

In the event of the sale of the Company, all options shall be given accelerated vesting so that, once exercised,  the Consultant fully owns all such equity granted above.